Exhibit 99.1

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2026

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Statements of Operations	F-4

Interim Statements of Changes in Shareholders' Equity	F-5

Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Interim Consolidated Financial Statements	F-8 - F-15

- - - - - - - - - - -

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2026	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,362	$8,638
Short-term restricted cash	16	16
Bank deposits	46,208	54,010
Marketable securities	9,540	9,466
Trade receivables, net	5,296	9,978
Inventory	3,880	3,344
Prepaid expenses and other current assets	5,738	4,780
Total current assets	75,040	90,232

LONG-TERM ASSETS:
Restricted deposits	3,111	3,189
Property and equipment, net	19,559	19,856
Operating lease right-of-use assets, net	24,372	25,086
Other long-term assets	88	89
Total long-term assets	47,130	48,220

Total assets	$122,170	$138,452

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	March 31,	December 31,
	2026	2025
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,142	$8,599
Deferred revenues	2,027	1,852
Employees and payroll accruals	10,170	9,027
Accrued expenses and other current liabilities	5,674	5,998
Operating lease liabilities	5,992	5,949
Total current liabilities	34,005	31,425

LONG-TERM LIABILITIES:
Operating lease liabilities	28,500	29,302
Warrants liability	1	7
Total long-term liabilities	28,501	29,309

SHAREHOLDERS' EQUITY:
Ordinary shares of no-par value: Authorized: 500,000,000 shares as of March 31, 2026 and December 31, 2025; Issued and outstanding: 221,365,334 and 214,090,980 shares as of March 31, 2026 and December 31, 2025, respectively	-	-
Additional paid-in capital	883,703	875,558
Accumulated deficit	(824,039)	(797,840)
Total shareholders' equity	59,664	77,718

Total liabilities and shareholders' equity	$122,170	$138,452

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2026	2025
Revenues	$7,133	$17,390
Cost of revenues	(8,716)	(10,408)

Gross profit (loss)	(1,583)	6,982

Operating expenses:
Research and development	16,757	14,830
Sales and marketing	2,275	1,721
General and administrative	5,857	4,455

Total operating expenses	24,889	21,006

Operating loss	(26,472)	(14,024)

Financial income, net	308	1,416

Loss before taxes on income	(26,164)	(12,608)
Taxes on income	(35)	(34)

Net loss	$(26,199)	$(12,642)

Basic and diluted net loss per ordinary share	$(0.12)	$(0.07)

Weighted average number of ordinary shares used in computing basic and diluted net loss per ordinary share	215,511,076	185,534,529

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

					Total
	Ordinary Shares		Additional	Accumulated	Shareholders’
	Number	Amount	Paid-in Capital	Deficit	Equity
Balance as of January 1, 2025	169,397,030	$-	$808,974	$(730,045)	$78,929
Issuance of common shares and warrants, net of issuance costs	28,776,978	-	37,289	-	37,289
Exercise of shares options	138,607	-	102	-	102
Vesting of RSUs	734,752	-	-	-	-
Share-based compensation	-	-	4,087	-	4,087
Net Loss	-	-	-	(12,642)	(12,642)

Balance as of March 31, 2025	199,047,367	$-	$850,452	$(742,687)	$107,765

Balance as of January 1, 2026	214,090,980	$-	$875,558	$(797,840)	$77,718
Issuance of ordinary shares, net of issuance costs	6,163,432	-	4,158	-	4,158
Exercise of shares options	31,607	-	18	-	18
Vesting of RSUs	1,079,315	-	-	-	-
Share-based compensation	-	-	3,969	-	3,969
Net Loss	-	-	-	(26,199)	(26,199)

Balance as of March 31, 2026	221,365,334	$-	$883,703	$(824,039)	$59,664

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2026	2025
Cash flows from operating activities:

Net loss	$(26,199)	$(12,642)
Adjustments required to reconcile net loss to net cash used in operating activities:

Depreciation and amortization	1,327	1,377
Remeasurement of warrants liability	(6)	(48)
Change in accrued interest on bank deposits	485	(337)
Change in marketable securities	(6)	(62)
Share-based compensation	3,712	4,754
Capital gain, net	(4)	-
Foreign exchange loss, net	49	154
Change in prepaid expenses and other assets	(700)	2,129
Change in trade receivables, net	4,682	(11,618)
Change in inventory	(536)	201
Change in operating lease assets and liabilities, net	(45)	(712)
Change in trade payables	1,866	(3,577)
Change in accrued expenses and other liabilities	(394)	523
Change in employees and payroll accruals	1,143	154
Change in deferred revenues	175	944

Net cash used in operating activities	(14,451)	(18,760)

Cash flows from investing activities:

Purchase of property and equipment	(1,356)	(1,915)
Proceeds from sales of property and equipment	4	-
Investment in bank deposits	(19,930)	(44,300)
Withdrawal of bank deposits	27,350	12,500
Investment in marketable securities	(5,381)	(14,892)
Proceeds from sales and maturities of marketable securities	5,313	17,737

Net cash provided by (used in) investing activities	$6,000	$(30,870)

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Three Months Ended March 31,
	2026	2025
Cash flows from financing activities:

Issuance of ordinary shares and warrants, net of paid issuance costs	-	37,596
Issuance of ordinary shares, net of paid issuance costs	4,231	-
Proceeds from exercise of options	18	142

Net cash provided by financing activities	4,249	37,738

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(74)	(104)

Decrease in cash, cash equivalents and restricted cash	(4,276)	(11,996)
Cash, cash equivalents and restricted cash at the beginning of the period	8,654	25,381

Cash, cash equivalents and restricted cash at the end of the period	$4,378	$13,385

Supplementary disclosure of cash flows activities:

(1) Cash paid during the period for:
Income taxes	$20	$28

(2) Non-cash transactions:
Purchase of property and equipment	$912	$1,113
Sale of property and equipment	$-	$3
Issuance costs to be paid	$90	$307

(3) Cash, cash equivalents and restricted cash at the end of the period:
Cash and cash equivalents	$4,362	$13,369
Short-term restricted cash	16	16
	$4,378	$13,385

The accompanying notes are an integral part of the interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 1:- GENERAL

a.

Innoviz Technologies Ltd. and its subsidiaries (the “Company” or “Innoviz”) is a Tier-1 direct supplier of high-performance, automotive-grade LiDAR sensor platforms and complementary solutions that are designed to bring enhanced vision and superior performance through safe autonomous driving and other perception-focused applications at a mass scale. The Company provides complete LiDAR based solutions for OEMs (original equipment manufacturers) and Tier-1 partners that are developing autonomous driving vehicles for the passenger car, robotaxi, shuttle, delivery vehicle and truck markets. The Company also leverages its automotive-grade LiDAR technology to offer solutions for non-automotive markets, including smart infrastructure, perimeter security, traffic management and robotics.

b.	The Company was incorporated on January 18, 2016, under the laws of the state of Israel.

c.	On December 10, 2020, the Company entered into definitive agreements in connection with a merger (the “Transactions”) with Collective Growth Corporation (“Collective Growth”), a special purpose acquisition company, that resulted in Collective Growth becoming a wholly owned subsidiary of the Company upon the consummation of the Transactions on April 5, 2021 (the “Closing Date”).

The Company's ordinary shares were listed on the Nasdaq Stock Market LLC under the trading symbol “INVZ” on April 5, 2021.

d.	As of March 31, 2026 the Company’s principal source of liquidity includes its cash and cash equivalents in the amount of $4,362, bank deposits in the amount of $46,208 and marketable securities in the amount of $9,540, which is sufficient to finance its business plan for at least the next 12 months from the date these interim consolidated financial statements are issued. As the Company achieves further commercial success, it may need to obtain additional funding to support its continuing operations. If the Company is unable to obtain capital when and if needed, it may need to reduce or eliminate some of its research and development programs.

e.

On October 7, 2023, Israel was attacked by a terrorist organization and entered a state of war. On October 9, 2025, the sides agreed to a ceasefire, although there is no assurance that this agreement will be upheld. On February 28, 2026, the United States and Israel launched a joint attack on Iran. Iran launched ballistic missiles and drones against targets in Israel and against U.S. military bases and other targets in several countries in the Persian Gulf. On April 8, 2026, the United States and Iran agreed to a conditional ceasefire that included Israel. As of the date of these interim consolidated financial statements, the potential for renewed hostilities and any future escalation are difficult to predict, as such are the economic implications of the conflict on the Company’s operational and financial performance. The Company considered the impact of the war and determined that there were no material adverse impacts on the interim consolidated financial statements, including related significant estimates made by management, for the period ended  March 31, 2026.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Interim financial statements

The accompanying interim consolidated balance sheet as of March 31, 2026, the interim consolidated statements of operations and the interim consolidated statements of cash flows for the three months ended March 31, 2026 and 2025, as well as the interim statement of changes in shareholders’ equity for the three months ended March 31, 2026 and 2025, are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) regarding interim financial reporting.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In management’s opinion, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for the fair statement of the Company’s financial position as of March 31, 2026, as well as its results of operations and cash flows for the three months ended March 31, 2026 and 2025. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the year ending December 31, 2026 or for other interim periods or for future years.

b.	Significant accounting policies

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “2025 Annual Report”) filed with the SEC on March 4, 2026.

There have been no changes to the significant accounting policies described in the 2025 Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

c.	Use of estimates:

The preparation of interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.

Significant items subject to such estimates and assumptions include inventory reserves and useful lives of property, plant, and equipment. The Company bases these estimates on historical and anticipated results, trends and various other assumptions that it believes are reasonable under the circumstances, including assumptions as to future events. Actual results could differ from those estimates.

d.	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, trade receivables, marketable securities, bank deposits and restricted deposits.

The majority of the Company’s cash and cash equivalents and short-term bank deposits are invested with major banks in Israel. The Company believes that the financial institutions that hold the Company’s cash deposits are financially sound and, accordingly, bear minimal risk.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Trade receivables of the Company are mainly derived from customers located globally. The Company mitigates its credit risks by performing credit evaluations of its customers’ financial conditions and requires customer advance payments in certain circumstances. The Company generally does not require collateral.

The Company invests in marketable securities with an average credit rating of “A” and a maturity of up to three years. The Company’s investment policy is not to invest more than 5% of its investment portfolio in a single security at time of purchase.

NOTE 3:- INVENTORY

Inventory is comprised of the following:

	March 31,	December 31,
	2026	2025
Raw materials	$1,947	$1,976
Work in process	1,769	1,250
Finished goods	164	118

	$3,880	$3,344

NOTE 4:- REVENUE RECOGNITION

During the three months ended March 31, 2026 and 2025, the Company recognized revenue at a point in time for LiDAR sensors and critical components, after transferring the control of the goods to the customer of $3,895 and $1,540, respectively.

During the three months ended March 31, 2026 and 2025, the Company recognized revenue at a point in time for application engineering services, after receiving customer acceptance of $2,892 and $15,850, respectively.

In June 2025 the Company entered into a contract with a customer for the sale of machinery (including subsequent adjustments to the machinery) for $10,000. During the three months ended March 31, 2026, the Company recognized revenue over time from the subsequent adjustments to the machinery of $346.

Deferred Revenues

During the three months ended March 31, 2026, the Company recognized $398 that was included in deferred revenues balance at December 31, 2025.

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of application engineering services revenues not yet rendered. As of March 31, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations was $22,641 (out of which $22 is recorded as deferred revenues). The Company expects to recognize the majority of them as revenues within the next 12 months.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 5:- FAIR VALUE MEASUREMENTS

The below tables set forth the Company’s assets and liabilities that were measured at fair value as of March 31, 2026 and December 31, 2025 by level within the fair value hierarchy.

	March 31, 2026
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$9,540	$-	$9,540

Foreign currency derivatives	$-	$4	$-	$4

Total financial assets	$-	$9,544	$-	$9,544

Liabilities:
Warrants	$-	$-	$1	$1

Foreign currency derivatives	$-	$128	$-	$128

Total financial liabilities	$-	$128	$1	$129

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$-	$9,466	$-	$9,466

Total financial assets	$-	$9,466	$-	$9,466

Liabilities:
Warrants	$-	$-	$7	$7

Total financial liabilities	$-	$-	$7	$7

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 6:- COMMITMENTS AND CONTINGENCIES

Legal proceedings:

On March 28, 2024, a putative class action lawsuit was filed in the Delaware Court of Chancery against several former officers and directors of Collective Growth (the “Defendants”) which relates to events preceding the Transactions. Under the Transactions agreements, the Company may be required to honor all rights to indemnification or exculpation existing in favor of the directors and officers of Collective Growth, as were in effect prior to the Closing Date, solely with respect to any matters occurring on or prior to the Closing Date. The lawsuit generally alleges that the Defendants impaired Collective Growth’s public stockholders’ ability to exercise their redemption on an informed basis in connection with the Transactions, by failing to disclose material information in the proxy statement concerning the Defendants’ interests relating to the Transactions and the net cash per share that Collective Growth could contribute to the Transactions. The lawsuit asserts claims for breach of fiduciary duty and unjust enrichment.

On August 9, 2024, an amended complaint was filed, and in response, on August 23, 2024, the Defendants’ legal counsel filed a motion to dismiss. On November 19, 2025, the court granted the Defendants’ motion to dismiss with prejudice. On the same day, November 19, 2025, the plaintiff filed a notice of appeal. On January 9, 2026, the plaintiff filed its opening appellate brief. On February 9, 2026, the Defendants filed their answering appellate brief. Plaintiff filed its reply brief on February 27, 2026, and briefing on plaintiff’s appeal was completed.

The Defendants intend to vigorously defend against the claim.

As of the date hereof, the Company, with advice of its legal counsel, is unable to estimate the likelihood of an outcome, favorable or unfavorable to the Company. Hence, an estimated liability has not been recorded in the interim consolidated financial statements.

Other than noted above, the Company is currently not part, as plaintiff or defendant, to any legal proceedings that, individually or in the aggregate, are expected by the Company to have a material effect on the Company's business, financial position, results of operations or cash flows.

NOTE 7: - EQUITY ISSUANCE

a.	On February 12, 2025, the Company issued a total of 28,776,978 ordinary shares of no-par value and 23,021,582 warrants to purchase one ordinary share, at an offering price of $1.39 per unit (each unit consisting of one ordinary share and eight tenths of a warrant), for a total consideration of $37,289, net of placement agent fees and other issuance costs of $2,711. The warrants are immediately exercisable at $1.69 per share and will expire five years from the date of issuance. The warrants were classified as equity in the Company’s interim consolidated financial statements.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 7: - EQUITY ISSUANCE (Cont.)

b.	On August 13, 2025, the Company entered into an Open Market Sale Agreement (the “Sales Agreement”) with a sales agent. In accordance with the terms of the Sales Agreement, the Company may offer and sell its ordinary shares from time to time through the sales agent, having an aggregate offering price of up to $75,000. The Sales Agreement is subject to certain limitations on the number of shares to be sold in any single day and any minimum price below sales may not be made.

During the three months ended March 31, 2026, the Company issued 6,163,432 ordinary shares of no-par value under the Sales Agreement for a total consideration of $4,158, net of sales agent fees and other issuance costs of $221.

NOTE 8:- BASIC AND DILUTED NET LOSS PER SHARE

The following table sets forth the computation of the net loss per share for the period presented:

	Three Months Ended March 31,
	2026	2025
Numerator:

Net Loss	$(26,199)	$(12,642)

Denominator:

	215,511,076	185,534,529

The following potential ordinary shares have been excluded from the calculation of diluted net loss per share for the period presented due to their anti-dilutive effect:

a.	39,252,723 warrants, 33,875,772 outstanding options to purchase ordinary shares and unvested RSUs and PSUs as of March 31, 2026.

b.	39,252,723 warrants, 2,402,178 sponsors earnout shares, 26,033,822 outstanding options to purchase ordinary shares and unvested RSUs as of March 31, 2025.

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 9:- SEGMENT INFORMATION

a.	Segment information:

	Three Months Ended March 31,
	2026	2025
Revenues from external customers	$7,133	$17,390
Less:
Cost of revenues	8,716	10,408
Research and development expenses	16,757	14,830
Sales and marketing expenses	2,275	1,721
General and administrative expenses	5,857	4,455
Financial income, net	(308)	(1,416)
Taxes on income	35	34

Segment loss	$26,199	$12,642

Other segment disclosures:
Depreciation and amortization expenses	$1,327	$1,377
Share-based compensation expenses	$3,712	$4,754
Interest income	$642	$807
Expenditures for segment assets	$1,356	$1,915
	March 31,	December 31,
	2026	2025
Assets:
Segment assets	$122,170	$138,452

INNOVIZ TECHNOLOGIES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

NOTE 9:- SEGMENT INFORMATION (Cont.)

b.	Geographic information:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location where the customers accept delivery of the products and services:

	Three Months Ended March 31,
	2026	2025
Europe, Middle East and Africa (*)	$3,849	$16,641
North America (**)	2,324	467
Israel	936	234
Asia Pacific	24	48

	$7,133	$17,390

(*)	Includes revenues from Germany in the amount of $3,812 and $16,641 for the three months ended March 31, 2026 and 2025, respectively.

(**)	Includes revenues from United States in the amount of $2,324 and $449 for the three months ended March 31, 2026 and 2025, respectively.

c.	Concentration of credit risk from major customers:

As of March 31, 2026, Customer A, Customer B and Customer C accounted for approximately 40%, 37% and 18% of the Company’s trade receivables.

As of December 31, 2025, Customer B accounted for approximately 73% of the Company’s trade receivables.